September 27, 2024

Justin Floyd
Chief Executive Officer
RedCloud Holdings plc
50 Liverpool Street
London, EC2M 7PY
United Kingdom

        Re: RedCloud Holdings plc
            Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 13, 2024
            CIK No. 0002027360
Dear Justin Floyd:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 30, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Risk Factors
If we fail to manage and expand our relationships with brands, distributors and retailers, our business..., page 19

1. We note your revisions pursuant to comment 12 and reissue in part. Please revise this risk factor to quantify, if possible, your ability to retain your customers and if you have been able to attract new customers. To the extent that the loss of any particular customer(s)
       would have a material impact on your results of operations, please disclose the customer(s) and discuss your dependence on this customer(s), if any. Refer to Item 3.D. of
       Form 20-F.
 September 27, 2024
Page 2


Use of Proceeds, page 35

2. We note your revised disclosure that a portion of the proceeds from this offering will be used to discharge related party loans. Please revise to describe the interest rate and maturity of such related party loans and, for related party loans incurred within the past year, the uses to which the proceeds of such loans were put. Refer to
Item 3.C.4. of Form
       20-F.
RedCloud Platform, page 49

3. We note your revised disclosure pursuant to comment 19 and reissue in part. Please revise to disclose how long the model has been utilized.
Notes to the Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Marketing and Commissions Costs, page F-15

4. Please revise the disclosure provided in response to prior comment 25 to clarify the timing of recognition and how you measure the expense and liability of your point of check-out voucher program.
       Please contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Justin Grossman